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                                                  Filed by LSI Logic Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                       Subject Company: C-Cube Microsystems Inc.
                                                  Commission File No.: 333-58862


To:   All Employees

Please see the attached document which describes the current status of LSI Logic's exchange offer for all of C-Cube's shares of outstanding common stock. LSI currently holds a total of 44 million shares of C-Cube's common stock which constitutes 86% of the total shares of outstanding common stock.

As described in detail below, LSI elected to have a subsequent offering period which expires at midnight, New York time, on Thursday, May 24, 2001. Those who tendered their shares in the first period should have already received their LSI Logic stock.

If LSI Logic has received 90% of C-Cube's outstanding shares on May 24, 2001, a merger will be effected on May 25, 2001 in which all remaining outstanding shares of C-Cube common stock will be converted into LSI common stock and C-Cube will become a wholly-owned subsidiary of LSI Logic. Those who tender their shares during the subsequent offering period will receive their LSI Logic shares promptly after tender.

If LSI Logic does not obtain 90% by midnight on Thursday, May 24, 2001, LSI Logic will not be able to close the merger until July 2001 (at the earliest) with the consequence that any shares which are not tendered into the exchange offer will remain outstanding, likely with less liquidity, and may be delisted.

As a reminder, if your shares are with Charles Schwab, you simply need to call the re-org department at (800) 631-7952 and provide them with your instructions verbally.

Thanks and best regards,

Umesh Padval and Judy Armstrong



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                             NOTIFICATION OF STATUS
                     LSI LOGIC CORPORATION'S ACQUISITION OF
                           REMAINING MINORITY INTEREST
                           IN C-CUBE MICROSYSTEMS INC.

        As you are aware, on April 13, 2001, LSI Logic Corporation commenced an exchange offer to acquire all of the outstanding shares of common stock of C-Cube Microsystems Inc. at an exchange ratio of 0.79 of a share of LSI Logic common stock for each share of C-Cube common stock. The exchange offer initially expired on May 10, 2001, at which time LSI Logic acquired approximately 44 million shares of C-Cube common stock (including shares tendered through notice of guaranteed delivery), which constituted approximately 86% of the total number of shares of C-Cube common stock outstanding at that time. Stockholders who tendered their shares of C-Cube common stock prior to the expiration of the initial exchange offer were sent certificates representing shares of LSI Logic common stock (and cash in lieu of any fractional share) earlier this week.

        On May 11, 2001, LSI Logic announced that it had commenced a subsequent offering period, during which stockholders will be given a second chance to tender their shares of C-Cube common stock prior to the merger. Each share of C-Cube common stock that is validly tendered during the subsequent offering period will be exchanged for 0.79 of a share of LSI Logic common stock (the same exchange ratio offered prior to the expiration of the initial exchange offer). The subsequent offering period will expire at midnight, New York time, on Thursday, May 24, 2001. Shares of C-Cube common stock tendered during the subsequent offering period may not be withdrawn.

        Stockholders who tender their shares of C-Cube common stock during the subsequent offering period will be sent certificates representing shares of LSI Logic common stock promptly after their C-Cube shares are tendered.

        If, by midnight on the expiration date of the subsequent offering period, LSI Logic acquires 90% or more of the outstanding shares of C-Cube common stock, LSI Logic intends to complete the acquisition of the remaining shares of C-Cube common stock by means of a "short-form" merger on May 25, 2001. If, however, an insufficient number of C-Cube shares are tendered during the subsequent offering period and LSI Logic acquires less than 90% of the outstanding shares of C-Cube common stock, LSI Logic would not be able to complete a "short-form" merger and would complete the acquisition of the remaining shares of C-Cube common stock through a "long-form" merger, which is not expected to close until July 2001, at the earliest.

        Each share of C-Cube common stock that is NOT tendered prior to the expiration of the subsequent offering period will be exchanged in the merger for the right to receive 0.79 of a share of LSI Logic common stock AFTER the merger is closed, which, in the case of a "long-form" merger, will be July 2001, at the earliest.

        The tender of shares of C-Cube common stock pursuant to the exchange offer has reduced the number of C-Cube stockholder and the number of shares of C-Cube common stock



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that might otherwise trade publicly. This reduction could adversely affect the liquidity and market value of the remaining shares of C-Cube common stock held by the public.

        In addition, shares of C-Cube common stock are included for listing and principally traded on the Nasdaq National Market. Depending on the number of shares of C-Cube common stock acquired pursuant to the exchange offer, following completion of the exchange offer, shares of C-Cube common stock may no longer meet the requirements of the Nasdaq National Market for continued listing or LSI Logic may choose to discontinue the listing of shares of C-Cube on the Nasdaq National Market.

        LSI Logic cannot predict whether the possible delisting, or reduction in the number of shares, of C-Cube common stock that might otherwise trade publicly would have an adverse or beneficial effect on the value or marketability of shares of C-Cube common stock that are not exchanged prior to the expiration of the subsequent offering period.

        SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS: The statements made in this document include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. LSI Logic's actual results in future periods may be materially different from any performance suggested in this news release. In the context of forward-looking information provided in this news release, reference is made to the discussion of risk factors detailed in LSI Logic's filings as made from time-to-time with the Securities and Exchange Commission ("SEC"), including but not limited to filings made during the past 12 months.

        ADDITIONAL INFORMATION AND WHERE TO FIND IT: Investors and security holders are advised to read LSI Logic's registration statement on Form S-4 and the tender offer statement on Schedule TO, and C-Cube's solicitation/recommendation statement on Schedule 14D-9, and any amendments or supplements to these documents, with respect to the exchange offer and the merger. Investors and security holders are urged to read these documents carefully and may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. In addition to the registration statement on Form S-4, the Schedule TO and the Schedule 14D-9, LSI Logic and C-Cube each file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors and security holders may read and copy any reports, statements or other information filed by LSI Logic or C-Cube at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, DC 20549 or at any of the SEC's other public reference rooms in New York, New York or Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on the public reference room.

        ABOUT LSI LOGIC: LSI Logic is a leading designer and manufacturer of communications and storage semiconductors for applications that access, interconnect and store data, voice and video. In addition, the company supplies storage network solutions for the enterprise. LSI Logic is headquartered at 1551 McCarthy Boulevard, Milpitas, CA 95035, 408-433-8000, http://www.lsilogic.com.

        ABOUT C-CUBE: C-Cube is a worldwide leader in digital media processing and is leading the way with new communication processors and networked consumer products. With a focus on DVD, set-top boxes and CODEC enabled products, C-Cube is driving the technology for the



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"networked digital home." C-Cube is headquartered in Milpitas, California and has offices in North America, Europe and Asia. For more information please visit C-Cube's web site at http://www.c-cube.com. C-Cube, the C-Cube logo or registered trademarks are the property of their respective owners.



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